UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 25 May, 2022
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__
Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____
No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____
No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____
No __X__

ENCLOSURES:

Sens Announcements dated 31 March 2022 and 6 May 2022: Dealings in securities by a
Prescribed Officer and Director of Sasol Limited and a director of its major subsidiaries

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
(“Sasol” or “Company”)

DEALINGS IN SECURITIES OF SASOL BY A PRESCRIBED OFFICER OF SASOL LIMITED AND
DIRECTOR OF ITS MAJOR SUBSIDIARIES

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings
Requirements), the following information is disclosed relating to dealings in securities of Sasol by a prescribed officer of Sasol Limited and a director of its major subsidiaries.

In terms of the Sasol Long-Term Incentive Plan (Plan), the person below has transacted in securities previously awarded and accepted and which have vested in terms of the rules of the Plan.
Participants have the option to retain all securities, sell sufficient securities to cover the tax liability and retain the balance or to sell the vested securities.
Surname and initials: Mokoena, C K
Company and designation:
Sasol Limited: Prescribed officer
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
Date of transactions: 28 March 2022
Class of securities: Sasol ordinary shares
Initial issue price per share: R0,00
Nature and extent of interest: Direct beneficial
Nature of transaction: Sale of 43 vested securities on-market
Selling price per share: R370,00
Total value of the transaction: R15 910,00

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

31 March 2022
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
(Sasol or Company)

DEALINGS IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings
Requirements), the following information is disclosed relating to dealings in securities of Sasol by a director of Sasol Limited.
Transaction date:
29 April 2022
Class of securities:
Sasol ordinary shares
Nature of transaction:
Sale of shares on-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number
of
shares
Selling Price
per share
(ZAR)
Total value of
the transaction
(ZAR)
P Victor Director: Sasol Limited 12 507 390 4 877 730

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

6 May 2022
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 May 2022
By: /sgd/M du Toit
M du Toit Name:
Title: Group Company Secretary